Subject to Completion Preliminary Term Sheet dated October 18, 2007	Filed Pursuant to Rule 433 File No. 333-132911

Units	Expected Pricing Date* October	, 2007
100% Principal Protected Notes Linked to the “Best-of” Global	Settlement Date* October	, 2007
Currency Basket (the “Notes”) Due November , 2009	Maturity Date* November	, 2009
$10 principal amount per Unit	CUSIP No.
Preliminary Term Sheet

Merrill Lynch & Co., Inc.

•       100% to 120% participation in increases in the

 highest performing currency basket

•       100% principal protection

•       A maturity of approximately 24 months

•       No periodic interest payments

•       The Notes will not be listed on any securities

 exchange.

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Notes Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement CURR-3.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Notes Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

1)	The public offering price and underwriting discount for any purchase of 100,000 units or more will be $9.95 per unit and $.15 per unit, respectively. This pricing description will apply to any single transaction by an individual investor.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in October or November, the settlement date may occur in October or November and the maturity date may occur in October or November. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

October    , 2007

Summary

The 100% Principal Protected Notes Linked to the “Best of” Global Currency Basket due November , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 100%-120% participation rate in increases in the value of the highest performing of three currency baskets (each a “Basket”, with the highest performing Basket referred to as the “Highest Performing Basket”) from the Starting Value of the Highest Performing Basket on the Pricing Date to the Ending Value of the Highest Performing Basket determined on the valuation date shortly prior to the Maturity Date of the Notes. An investor will receive a supplemental redemption amount as described below, in addition to the Original Offering Price if the Ending Value of any of the three Baskets described below is greater than its Starting Value. Investors must be willing to forego interest payments on the Notes.

The value of any Basket will increase if the value of that Basket’s long currencies (the “Long Basket Components”) appreciate against the Basket’s short currency (the “Short Basket Component” and, together with the Long Basket Components, the “Basket Components”). The value of the Basket will decrease if the value of the Long Basket Components depreciates against the Short Basket Component.

The three currency Baskets are the Americas Currency Basket, the European Currency Basket and the Asian Currency Basket. The Long Basket Components of the Americas Currency Basket are the Brazilian real, the Mexican peso and the Argentine peso. The Long Basket Components of the European Currency Basket are the Norwegian krone, the Hungarian forint and the Russian ruble. The Long Basket Components of the Asian Currency Basket are the South Korean won, the Singapore dollar and the Malaysian ringgit. In each Basket, the United States dollar is the Short Basket Component.

100%	Principal Protected Notes	TS-2

Terms of the Notes	Determining Payment at Maturity for the Notes

On the maturity date, you will receive a cash payment per unit denominated in U.S. dollars, equal to the Redemption Amount. If the value of the Highest Performing Basket is unchanged or decreases from its Starting Value to its Ending Value, you will receive only the original offering price per unit. You will receive a supplemental redemption amount as described below, in addition to the Original Offering Price, if the Ending Value of any of the three Baskets described below is greater than its Starting Value.

The “Redemption Amount” per unit to which you will be entitled will be denominated in United States dollars, will depend on the direction of and the percentage change in the value of the Highest Performing Basket, and will be determined as set forth below:

100%	Principal Protected Notes	TS-3

Hypothetical Payout Profile

This table reflects the hypothetical performance of the Notes, assuming a Participation Rate of 110%, the midpoint of the range of 100% to 120%. The orange line reflects the hypothetical Redemption Amount of the Notes, while the dotted blue line reflects the performance of an investment in the Basket Components of the Highest Performing Basket.

This table has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value of the Highest Performing Basket, the Participation Rate and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of Redemption Amount calculations assuming a Participation Rate of 110%, the midpoint of the range of 100% to 120%:

Example 1—The hypothetical Ending Value of the Highest Performing Basket is equal to 50% of its Starting Value:

Starting Value: 100

Hypothetical Ending Value of the Highest Performing Basket: 50

The Redemption Amount (per unit) = US$10.00                (The Redemption Amount cannot be less than $10.00 per unit)

Example 2—The hypothetical Ending Value of the Highest Performing Basket is equal to 105% of its Starting Value:

Starting Value: 100

Hypothetical Ending Value: 105

Hypothetical Highest Performing Basket Return: .05

The supplemental redemption amount = $10 x .05 x 110% = $.55

Redemption Amount (per unit) = $10 + $.55 = US$10.55

Example 3—The hypothetical Ending Value of the Highest Performing Basket is equal to 115% of its Starting Value:

Starting Value: 100

Hypothetical Ending Value of the Highest Performing Basket: 115

Hypothetical Highest Performing Basket Return: .15

The supplemental redemption amount = $10 x .15 x 110% = $1.65

Redemption Amount (per unit) = $10 + $1.65 = US$11.65

100%	Principal Protected Notes	TS-4

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Highest Performing Basket:

•	the percentage change from the Starting Value of the Highest Performing Basket to its hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return in United States dollars on an investment in the Basket Components in the Highest Performing Basket.

The table below assumes a Participation Rate of 110%, the midpoint of the range of 100% to 120%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final term sheet made available in connection with the sales of the Notes.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return on the Basket Components(1)(2)
75.00	-25%	10.00 (4)	0.00%	0.00%	-13.86%
80.00	-20%	10.00	0.00%	0.00%	-10.84%
85.00	-15%	10.00	0.00%	0.00%	-7.95%
90.00	-10%	10.00	0.00%	0.00%	-5.19%
95.00	-5%	10.00	0.00%	0.00%	-2.54%
100.00 (3)	0%	10.00	0.00%	0.00%	0.00%
105.00	5%	10.55	5.50%	2.69%	2.45%
110.00	10%	11.10	11.00%	5.28%	4.82%
115.00	15%	11.65	16.50%	7.77%	7.10%
120.00	20%	12.20	22.00%	10.18%	9.31%
125.00	25%	12.75	27.50%	12.51%	11.46%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from October 22, 2007 to October 23, 2009, a term expected to be approximately equal to that of the Notes.

(2)	The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into United States dollars at the same time and at the same Exchange Rates (as defined below) as those in the Highest Performing Basket.

(3)	The Starting Value will be set to 100 on the Pricing Date.

(4)	The amount you receive on the maturity date will not be less than $10 per unit.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value of the Highest Performing Basket, as calculated based upon the Exchange Rates (as defined below) on the day such Ending Value is determined, the actual Participation Rate and the term of your investment.

100%	Principal Protected Notes	TS-5

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	You may not earn a return on your investment.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Baskets.

•	The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control.

•	Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Potential conflicts of interest could arise.

There are specific risks related to the Hungarian forint

The exchange rate of the Hungarian forint is currently managed by the Hungarian government. In 2001, the Hungarian government and the National Bank of Hungary jointly determined to “peg” the Hungarian forint to the European Union euro so as to permit the exchange rate to fluctuate against the European Union euro in either direction by up to 15% from a central parity, which was set to 276.1 HUF/EUR. In June 2003, the National Bank of Hungary shifted the central parity by 2.26%, which caused a depreciation in the Hungarian forint of approximately 10%. In addition, the government and the National Bank of Hungary have from time to time intervened in the foreign exchange market by selling Hungarian forints and raising or lowering interest rates. The government may impose other restrictions on the foreign exchange market, such as by restricting the ability to convert Hungarian forints into foreign currencies. Any such actions are unlikely to contribute significantly to either an increase or decrease in the value of the European Currency Basket. However, further changes in the Hungarian government’s management of the Hungarian forint could result in a significant movement in the HUF/USD exchange rate. Assuming the values of all other currencies in the European Currency Basket remain constant, a decrease in the value of the Hungarian forint, whether because of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the European Currency Basket.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the level of one of the Baskets will increase from the Starting Value to the Ending Value.

•	You accept that you may only receive your original investment amount if the value of the Highest Performing Basket is unchanged or decreases from its Starting Value to its Ending Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

•

You anticipate that the level of each of the Baskets will decrease from the Starting Value to the Ending Value or that the level of the Highest Performing Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You seek an investment that provides a guaranteed redemption amount above the principal.

•	You seek interest payments or other current income on your investment.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to Merrill Lynch acting as principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

100%	Principal Protected Notes	TS-6

The Baskets

Each Basket is designed to allow investors to participate in exchange rate movements of the currencies included in such Basket, as reflected by changes in the United States dollar value of that Basket, from its Starting Value to its Ending Value. The currencies that will compose each Basket and the weightings for each Basket Component are set forth below. Those currencies with positive weightings in each Basket can be viewed as long positions in those currencies and are referred to as the “Long Basket Components”. The currency with a negative weighting in each Basket can be viewed as a short position in that currency (the “Short Basket Component”), which would require the future purchase of the Short Basket Component to repay the short position. The United States dollar is the Short Basket Component in each Basket.

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component based upon the weighting of that Basket Component in its respective Basket. The Multiplier will be calculated by dividing the initial weighting of each Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on the Pricing Date, and rounding to four decimal places. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of each Basket on any given day as described below.

As Exchange Rates (as defined below) move, the United States dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components in a that Basket remain the same, will result in an increase in the value of that Basket. Conversely, any depreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components in that Basket remain the same, will result in a decrease in the value of that Basket.

To compute a Basket value on any day, (i) the Multiplier of each Basket Component in that Basket should be multiplied by the then current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total added to 100. Using the Americas Currency Basket as an example, if the value of the Brazilian real appreciates from 0.55126792 BRL/USD, its value on October 15, 2007, to 0.57883132 BRL/USD, then the Brazilian real contribution to the value of that Basket would equal 34.9965 (the hypothetical Multiplier for the Brazilian real, 60.4606, multiplied by 0.578831316). The appreciation in the Brazilian real would increase the value of the Basket because of the long position. If the value for the Mexican peso depreciates from 0.09244451 MXN/USD, its value on October 15, 2007, to 0.08227561 MXN/USD, then the Mexican peso contribution to the value of the Basket would equal 29.6637 (the hypothetical Multiplier for the Mexican peso, 360.5406, multiplied by 0.08227561). The depreciation in the Mexican peso would decrease the value of the Basket because of the long position. Based on the above, assuming the Exchange Rates of the other Basket Component remains the same, the new value of the Basket would be 98.00 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The United States dollar contribution to the value of the Basket will remain constant at -100.00.

The Americas Currency Basket

If October 15, 2007 were the Pricing Date, for each Basket Component in the Americas Currency Basket, the initial weighting, initial Exchange Rate, hypothetical Multiplier and initial Basket contribution would be as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate(1)	Hypothetical Multiplier(2)	Initial Basket Contribution

United States dollar	USD	100.00	1.00000000	-100.0000	-100.00

Brazilian real	BRL	33.33	0.55126792	60.4606	33.33

Mexican peso	MXN	33.33	0.09244451	360.5406	33.33

Argentine peso	ARS	33.34	0.31675641	105.2544	33.34

(1)	This is the Exchange Rate (as defined below) of each Basket Component on October 15, 2007. The actual initial Exchange Rate for each of the Basket Components will be determined on the Pricing Date.

(2)	The hypothetical Multiplier equals the initial weighting of each Basket Component divided by the initial Exchange Rate of that Basket Component on October 15, 2007, and rounded to four decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

The European Currency Basket

If October 15, 2007 were the Pricing Date, for each Basket Component in the European Currency Basket, the initial weighting, initial Exchange Rate, hypothetical Multiplier and initial Basket contribution would be as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate(1)	Hypothetical Multiplier(2)	Initial Basket Contribution

United States dollar	USD	100.00	1.00000000	-100.0000	-100.00

Norwegian krone	NOK	33.33	0.18555630	179.6220	33.33

Hungarian forint	HUF	33.33	0.00566958	5,878.7423	33.33

Russian ruble	RUB	33.34	0.04015806	830.2194	33.34

(1)	This is the Exchange Rate (as defined below) of each Basket Component on October 15, 2007. The actual initial Exchange Rate for each of the Basket Components will be determined on the Pricing Date.

(2)	The hypothetical Multiplier equals the initial weighting of each Basket Component divided by the initial Exchange Rate of that Basket Component on October 15, 2007, and rounded to four decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

100%	Principal Protected Notes	TS-7

The Asian Currency Basket

If October 15, 2007 were the Pricing Date, for each Basket Component in the Asian Currency Basket, the initial weighting, initial Exchange Rate, hypothetical Multiplier and initial Basket contribution would be as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate(1)	Hypothetical Multiplier(2)	Initial Basket Contribution

United States dollar	USD	100.00	1.00000000	-100.0000	-100.00

South Korean won	KRW	33.33	0.00108861	30,617.0254	33.33

Singapore dollar	SGD	33.33	0.68212824	48.8618	33.33

Malaysian ringgit	MYR	33.34	0.29590176	112.6725	33.34

(1)	This is the Exchange Rate (as defined below) of each Basket Component on October 15, 2007. The actual initial Exchange Rate for each of the Basket Components will be determined on the Pricing Date.

(2)	The hypothetical Multiplier equals the initial weighting of each Basket Component divided by the initial Exchange Rate of that Basket Component on October 15, 2007, and rounded to four decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

Exchange Rates

For purposes of determining a Basket value, the “Exchange Rates”:

(i) for the Brazilian real will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Brazilian real can be exchanged as reported by Reuters Group PLC (“Reuters”) on page BRFR, or any substitute page thereto;

(ii) for the Mexican peso will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Mexican peso can be exchanged as reported by Reuters on page 1FEE, or any substitute page thereto;

(iii) for the Argentine peso will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Argentine peso can be exchanged as reported by the Emerging Markets Trada Association (“EMTA”) on page emta.org, or any substitute page thereto;

(iv) for the Norwegian krone will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Norwegian krone can be exchanged as reported by Reuters on page 1FED, or any substitute page thereto;

(v) for the Hungarian forint will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Hungarian forint can be exchanged as reported by Reuters on page HUFE, or any substitute page thereto;

(vi) for the Russian ruble will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Russian ruble can be exchanged as reported by Reuters on page RUBMCMEEMTA, or any substitute page thereto;

(vii) for the South Korean wan will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one South Korean wan can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto;

(viii) for the Singapore dollar will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Singapore dollar can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto; and

(ix) for the Malaysian ringgit will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Malaysian ringgit can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto.

The initial Exchange Rates will be equal to the currency exchange rates on the Pricing Date as reported by:

(i) Reuters on page BRFR, or any substitute page thereto, at approximately 5:00 p.m. in New York for the Brazilian real;

(ii) Reuters on page 1FEE, or any substitute page thereto, at approximately 12:00 p.m. in New York for the Mexican peso;

(iii) EMTA on page emta.org, or any substitute page thereto, at approximately 12:00 p.m. in Buenos Aires for the Argentine peso;

(iv) Reuters on page 1FED, or any substitute page thereto, at approximately 10:00 a.m. in New York for the Norwegian krone;

(v) Reuters on page HUFE, or any substitute page thereto, at approximately 10:00 a.m. in New York for the Hungarian forint;

(vi) Reuters on page RUBMCMEEMTA, or any substitute page thereto, at approximately 12:00 p.m. in Moscow for the Russian ruble;

(vii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the South Korean wan;

(viii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Singapore dollar; and

(ix) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Malaysian ringgit;

100%	Principal Protected Notes	TS-8

For purposes of determining the Ending Value of each Basket, the Exchange Rates will be those rates as reported by:

(i) Reuters on page BRFR, or any substitute page thereto, at approximately 5:00 p.m. in New York for the Brazilian real;

(ii) Reuters on page 1FEE, or any substitute page thereto, at approximately 12:00 p.m. in New York for the Mexican peso;

(iii) EMTA on page emta.org, or any substitute page thereto, at approximately 12:00 p.m. in Buenos Aires for the Argentine peso;

(iv) Reuters on page 1FED, or any substitute page thereto, at approximately 10:00 a.m. in New York for the Norwegian krone;

(v) Reuters on page HUFE, or any substitute page thereto, at approximately 10:00 a.m. in New York for the Hungarian forint;

(vi) Reuters on page RUBMCMEEMTA, or any substitute page thereto, at approximately 12:00 p.m. in Moscow for the Russian ruble;

(vii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the South Korean wan;

(viii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Singapore dollar; and

(ix) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Malaysian ringgit;

If the currency exchange rates are not so quoted on Reuters page BRFR,Reuters page 1FEE, EMTA page emta.org,Reuters page 1FED, Reuters page HUFE, Reuters page RUBMCMEEMTA, or Reuters page ABSIRFIX01 (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Starting Value or the Ending Value of any Basket, as applicable, will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

Hypothetical Historical Information

While no historical information on any Basket will exist before the Pricing Date, the following graphs set forth the hypothetical historical month-end values of each Basket from January 2002 through September 2007 based upon historical Exchange Rates, the hypothetical Multipliers indicated above and a value of 100 for each Basket on October 15, 2007, the hypothetical Pricing Date. The historical data used in these graphs reflect the historical currency rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. The hypothetical historical data provided for each Basket is not necessarily indicative of the future performance of any Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of any Basket during any period set forth below is not an indication that such Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

100%	Principal Protected Notes	TS-9

100%	Principal Protected Notes	TS-10

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-3 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement CURR-3.

Characterization of the Notes. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

General. On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of the Original Offering Price of the Note, if any, will be determined by reference to the value of the Highest Performing Basket while repayment of 100% of the Original Offering Price of each Note will not be affected by changes in the value of the Highest Performing Basket, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals. Each year, a U.S. Holder will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though such holder will not receive any payments until the maturity date. ML&Co. will have determined this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such holder will owe each year as a result of owning a Note. This estimated yield will not be either a prediction or a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Sale or Exchange of the Notes. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Hypothetical Table. The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of two years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Supplemental Redemption Amount equal to $0.9980 per Unit of the Notes and a hypothetical estimated yield equal to 4.81% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on October 16, 2007 and were scheduled to mature on October 16, 2009. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final Term Sheet delivered to investors in connection with the initial sale of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per Unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per Unit of the Notes)

October 16, 2007 through April 16, 2008	$0.2412	$0.2412

April 17, 2008 through October 16, 2008	$0.2463	$0.4875

October 17, 2008 through April 16, 2009	$0.2522	$0.7397

April 17, 2009 through October 16, 2009	$0.2583	$0.9980

Hypothetical Projected Supplemental Redemption Amount = $0.9980 per Unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the

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Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-3.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

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Additional Terms of the Notes

You should read this preliminary term sheet, together with the documents listed below (collectively, the “Notes Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement CURR-3 dated October 18, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507221212/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

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